Exhibit 12

AMERICAN GENERAL FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(dollars in thousands)	2006	2005 Restated	2006	2005 Restated
Earnings: Income before provision for income taxes	$145,696	$200,730	$ 526,264	$ 625,890
Interest expense	292,614	230,696	825,987	629,590
Implicit interest in rents	5,062	4,800	15,032	13,925
Total earnings	$443,372	$436,226	$1,367,283	$1,269,405
Fixed charges: Interest expense	$292,614	$230,696	$ 825,987	$ 629,590
Implicit interest in rents	5,062	4,800	15,032	13,925
Total fixed charges	$297,676	$235,496	$ 841,019	$ 643,515
Ratio of earnings to fixed charges	1.49	1.85	1.63	1.97

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